Exhibit 99.1

HITEK GLOBAL INC. INC. AND SUBSIDIARIES

HITEK GLOBAL INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash	$7,216,058	$9,311,537
Short-term investments	18,139,445	8,837,445
Accounts receivable, net	1,938,191	2,118,738
Advances to suppliers, net	18,095	338,166
Inventories, net	192,683	219,505
Loans receivable	7,875,739	3,608,289
Prepaid expenses and other current assets	1,914,694	352,919
Total current assets	37,294,905	24,786,599

Non-current assets
Non-current accounts receivable	3,862,004	4,597,214
Non-current advance to a third party	400,889	410,509
Non-current loans receivable	-	4,227,079
Property, equipment and software, net	946,354	403,330
Operating lease right-of-use assets	-	3,309
Long-term investments	1,000,000	1,000,000
Total non-current assets	6,209,247	10,641,441
Total Assets	$43,504,152	$35,428,040

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$599,806	$532,130
Advances from customers	1,633	4,616
Loans payable	2,545,615	493,159
Deferred revenue	65,004	166,760
Taxes payable	1,874,431	1,917,647
Accrued expenses and other current liabilities	338,183	255,131
Operating lease liabilities	-	3,309
Total current liabilities	5,424,672	3,372,752

Non-current Liabilities
Advance from private placement	8,200,000	-
Loan payable, non- current	-	2,113,539
Deferred income tax liabilities, non-current	1,734,941	1,604,163
Total non-current liabilities	9,934,941	3,717,702
Total liabilities	15,359,613	7,090,454

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares issued and outstanding as of December 31, 2023.	-	1,439
Class A Ordinary Shares, US$0.0001 par value; 431,808,000 shares authorized, 6,200,364 shares issued and outstanding as of June 30, 2024.	620	-
Class B Ordinary Shares, US$0.0001 par value; 58,192,000 shares authorized, 8,192,000 shares issued and outstanding as of June 30, 2024.	819	-
Additional paid-in capital	16,721,551	16,721,551
Statutory reserve	836,215	836,215
Retained earnings	11,509,410	11,387,748
Accumulated other comprehensive loss	(924,076)	(609,367)
Total Shareholders’ Equity	28,144,539	28,337,586

Total Liabilities and Shareholders’ Equity	$43,504,152	$35,428,040

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. Dollars, except for the number of shares)

	Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$1,833,590	$2,948,115
Cost of revenues	(880,180)	(1,448,835)
Gross profit	953,410	1,499,280

Operating expenses:
General and administrative	1,315,420	991,254
Selling	9,844	325
Total operating expenses	1,325,264	991,579

Operating (loss) income	(371,854)	507,701

Other income (expense)
Government subsidies	42,976	148,902
Net investment gain	228,104	88,846
Interest income	556,011	364,042
Interest expense	(154,015)	(160,319)
Other expense, net	(8,983)	(1,257)
Total other income, net	664,093	440,214

Income before provision for income taxes	292,239	947,915
Income tax expense	170,577	325,941

Net income	$121,662	$621,974
Comprehensive income
Net income	$121,662	$621,974
Foreign currency translation loss	(314,709)	(497,345)

Comprehensive (loss) income	$(193,047)	$124,629
Earnings per ordinary share
Basic and diluted	$0.01	$0.05

Weighted average number of ordinary shares outstanding
Basic and diluted	14,392,364	12,122,574

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Six Months Ended June 30, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of December 31, 2022	10,987,679	$1,099	$2,628,356	$836,215	$10,340,107	$(279,251)	$13,526,526
Adoption of ASC 326	-	-	-	-	(1,787,386)	-	(1,787,386)
Shared issued	3,404,685	340	14,093,195	-	-	-	14,093,535
Foreign currency translation adjustment	-	-	-	-	-	(497,345)	(497,345)
Net income	-	-	-	-	621,974	-	621,974
Balance as of June 30, 2023 (unaudited)	14,392,364	$1,439	$16,721,551	$836,215	$9,174,695	$(776,596)	$25,957,304

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of December 31, 2023	14,392,364	$1,439	$16,721,551	$836,215	$11,387,748	$(609,367)	$28,337,586
Foreign currency translation adjustment	-	-	-	-	-	(314,709)	(314,709)
Net income	-	-	-	-	121,662	-	121,662
Balance as of June 30, 2024 (unaudited)	14,392,364	$1,439	$16,721,551	$836,215	$11,509,410	$(924,076)	$28,144,539

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$121,662	$621,974
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	118,779	15,185
Amortization of right of use assets	-	1,598
Loss on disposal of property, plant and equipment	-	1,444
Accrued interest income from loans, net	(193,762)	(47,807)
Net investment gain	(228,104)	(88,846)
Provision for credit losses of receivables and advances to suppliers	7,925	71,984
Reversal of allowance for obsolete inventories	-	(4,469)
Deferred income tax	169,778	289,720
Changes in operating assets and liabilities:
Short-term investments – trading securities	27,750	400,374
Accounts receivable	756,799	(1,081,209)
Accounts receivable – related party	-	398,622
Advance to suppliers	(18,246)	469,979
Deferred offering cost	-	(130,134)
Inventories	21,859	(44,044)
Prepaid expenses and other current assets	47,525	(189,358)
Accounts payable	80,817	(109,021)
Advance from customers	(2,899)	73,900
Deferred revenue	(98,668)	(447,227)
Tax payable	1,737	122,326
Operating lease liabilities	-	(1,598)
Due to related parties	-	571
Accrued expenses and other current liabilities	(58,829)	(123,095)
Net cash provided by operating activities	754,123	200,869

Cash flows from investing activities:
Advance payment for software development	(333,005)	(346,635)
Loans to third parties	(2,618,726)	(2,986,321)
Repayment of third-party loans	2,443,523	600,000
Prepayment for office renovation	-	(123,597)
Purchases of property, plant and equipment	(9,865)	(140,536)
Purchases of held-to-maturity investments	(9,500,000)	(8,000,000)
Deposit for possible acquisition	(1,010,041)	-
Net cash used in investing activities	(11,028,114)	(10,997,089)

Cash flows from financing activities:
Advance from private placement	8,200,000	-
Proceeds from issuance of ordinary shares	-	15,142,902
Net cash provided by financing activities	8,200,000	15,142,902

Effect of exchange rate changes on cash	(21,488)	(54,572)
Net (decrease) increase in cash	(2,095,479)	4,292,110
Cash at the beginning of period	9,311,537	1,203,160
Cash at the end of period	$7,216,058	$5,495,270

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$79,149	$21,104
Cash paid for interest	$50,912	$80,159

Non-cash transactions:
Deferred offering cost	$-	$1,049,367

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024 and 2023

NOTE 1 – NATURE OF OPERATIONS

HiTek Global Inc. (“HiTek Global”) was incorporated under the laws of the Cayman Islands on November 3, 2017 in anticipation of an initial public offering. HiTek Global, through its variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Company”) provides hardware sales, software sales, information technology (“IT”) maintenance services and tax devices and services in the People’s Republic of China (the “PRC”).

On November 20, 2017, HiTek Global formed its wholly-owned subsidiary, HiTek Hong Kong Limited (“HiTek HK”) in Hong Kong. On March 15, 2018, HiTek HK formed its wholly-owned subsidiary, Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”) in PRC.

Xiamen Hengda HiTek Computer Network Co., Ltd. (“HiTek”), was established in January 1996 by Shenping Yin, Xiaoyang Huang (the spouse of Shenping Yin) and four other shareholders, who held 36.78%, 56.29% and 6.93% of its equity interests, respectively, in Xiamen, Fujian Province, PRC pursuant to PRC laws. HiTek Global entered into a series of contractual arrangements with HiTek which were effective in March 2018, and its equity holders through WFOE to obtain control and became the primary beneficiary of HiTek for accounting purposes.

In September 1999, Xiamen Huasheng HiTek Computer Network Co., Ltd (“Huasheng”), a wholly owned subsidiary of HiTek was incorporated under the laws of the PRC.

In September 2017, Huoerguosi Hengda Information Technology Co., Ltd (“Huoerguosi”), a wholly owned subsidiary of HiTek was established in XinJiang Province, PRC.

In April 2021, Xiamen Haitian Weilai Technology Co., Ltd. (“Haitian Weilai”), a wholly owned subsidiary of WFOE was incorporated under the laws of the PRC.

The Company’s current corporate structure is as follows:

As the abovementioned companies were under common control, the contractual arrangements between HiTek Global and HiTek in March 2018 constituted a reorganization under common control and were retroactively applied to the consolidated financial statements (“CFS”) at their historical amounts. The CFS are prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retroactive presentation for all equity related disclosures, including share and per share data, which were revised to reflect the effects of the reorganization.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The condensed CFS as of June 30, 2024 and for the six months periods ended June 30, 2024 and 2023 are unaudited. The accompanying unaudited condensed CFS were prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Operating results as presented are not necessarily indicative of the results expected for a full year.

Principles of Consolidation

The accompanying unaudited condensed CFS include financial information for the Company and its wholly-owned subsidiaries and those variable interest entities (“VIEs”) where the Company is the primary beneficiary.

In preparing the unaudited condensed CFS, all significant inter-company accounts and transactions were eliminated.

VIE Agreements with HiTek

Due to PRC legal restrictions of foreign ownership in certain sectors, neither we nor our subsidiaries own any equity interest in HiTek. Instead, WFOE, HiTek and HiTek’s shareholders entered into a series of contractual arrangements (“VIE Agreements”) on March 31, 2018, which have not been tested in a court of law. The VIE Agreements by and among WFOE, HiTek, and HiTek’s shareholders include (i) power of attorney agreements and equity interest pledge agreement, which provide WFOE effective control over HiTek; (ii) an exclusive technical consulting and service agreement which allows WFOE to receive substantially all of the economic benefits from HiTek; and (iii) certain exclusive equity interest purchase agreements which provide WFOE an exclusive option to purchase all or part of the equity interests in and/or assets of HiTek when and to the extent permitted by PRC laws. Accordingly, the Company is considered the primary beneficiary of VIE for accounting purpose and has consolidated the VIE and the VIE’s subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying CFS.

Each of the VIE Agreements is described in detail below:

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement between HiTek and WFOE, WFOE provides HiTek technical support, consulting services and other management services for its day-to-day business operations and management, on an exclusive basis. The Exclusive Technical Consulting and Service Agreement came into effect as of March 31, 2018. For services rendered to HiTek by WFOE under this agreement, WFOE is entitled to collect a fee that shall be paid per quarter of 100% of HiTek’s quarterly profit. The term of the Exclusive Technical Consulting and Service Agreement is ten years unless terminated by WFOE with 30-day prior notice.

Equity Interest Pledge Agreement

WFOE, HiTek and HiTek shareholders entered into an Equity Interest Pledge Agreement, pursuant to which HiTek shareholders pledged all of their equity interests in HiTek to WFOE to guarantee the performance of HiTek’s obligations under the Exclusive Technical Consulting and Service Agreement as described above. The Equity Interest Pledge Agreement came into effect as of March 31, 2018. During the term of the pledge, WFOE is entitled to receive any dividends declared on the pledged equity interests   of HiTek. The Equity Interest Pledge Agreement ends when all contractual obligations under the Exclusive Technical Consulting and Service Agreement have been fully performed.

Exclusive Equity Interests Purchase Agreement

Under the Exclusive Equity Interests Purchase Agreement, the HiTek Shareholders granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, part or all of their equity interests in HiTek. The option price is equal to the capital paid in by the HiTek Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. The Exclusive Equity Interests Purchase Agreement remains effective for a term of ten years and may be renewed at WFOE’s election.

Power of Attorney

Each shareholder of the HiTek executed an irrevocable power of attorney in favor of WFOE. Pursuant to this power of attorney, WFOE has full power and authority to exercise all of such shareholders’ rights with respect to their equity interest in the VIE Companies, including HiTek, Huasheng and Huoerguosi. The power of attorney will remain in force for so long as the shareholder remains a shareholder of HiTek.

During the six months ended June 30, 2024 and 2023, there were no transactions in HiTek Global Inc. and HiTek HK besides minimal capital transactions, professional fee payments and interest income. As of June 30, 2024, the VIEs accounted for 47% and 47% of the Company’s total assets and total liabilities, respectively. As of December 31, 2023, the VIEs accounted for 57% and 100% of the Company’s total assets and total liabilities, respectively. As of June 30, 2024 and December 31, 2023, $591,537 and $1,041,909 of cash was denominated in RMB, respectively.

Use of Estimates and Assumptions

The preparation of the unaudited condensed CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed CFS and the reported amounts of revenues and expenses during the reporting period.

Significant accounting estimates reflected in the Company’s unaudited condensed CFS include allowance for doubtful accounts, inventory obsolescence, deferred taxes, and the useful lives of property and equipment. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Fair Values of Financial Instruments

The U.S. GAAP regarding fair value (“FV”) of financial instruments and related FV measurements define FV, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring FV.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

ASC 825-10 “Financial Instruments”, allows entities to measure certain financial assets and liabilities at FV (FV option). The FV option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the FV option is elected for an instrument, unrealized gains and losses for that instrument are reported in earnings at each subsequent reporting date. The Company did not elect to apply the FV option to any outstanding instruments.

The carrying amounts in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related party, advances to suppliers, deferred offering costs, prepaid expenses and other, accounts payable and accrued liabilities, income taxes payable, VAT and other taxes payable, and due to related parties approximate their FV based on the short-term maturity of these instruments.

The Company’s investments measured at FV on a recurring basis consist of trading securities and held-to-maturity debt securities. The valuation for the Level 1 position is based on quoted prices in active markets. For detailed information, please see “NOTE 3 – INVESTMENTS.”

Earnings Per Share (“EPS”)

Basic EPS is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

For the six months ended June 30, 2024 and 2023, there were no other contracts to issue options, warrants or conversion rights, which would have a dilutive effect on EPS.

Cash

Cash consists of cash on hand and in banks. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with financial institutions in the PRC. As of June 30, 2024 and December 31, 2023 (audited), cash balances held in PRC banks are uninsured. The Company has not experienced any losses in bank accounts during the six months ended June 30, 2024 and 2023.

Concentrations of Credit Risk

Currently, all of the Company’s operations are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the United States of America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, short-term investments, trade accounts receivable, and accounts receivable from related parties and advances to suppliers. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Investments

Short-term investments consist of trading stock and debt securities, which include mutual funds and wealth management products issued by commercial banks with maturity within one year. Considering the Company’s short-term investments are liquid in nature, changes in the FV and related transactions of short-term investments are presented as operating activities in the Company’s consolidated statements of cash flows. Long-term investments include mutual funds and wealth management products with maturity over one year. The Company accounts for investments in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities is included in unaudited condensed Consolidated Statements of Operations. Net realized and unrealized holding gains and losses for investments are included in unaudited condensed Consolidated Statements of Operations.

If a security is acquired with the intent of selling it within days, it is classified as a trading security. The Company classifies investments in trading stock and mutual funds as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

If the Company has positive intent and ability to hold to maturity, the security is classified as a held-to-maturity security. The Company classifies investments in wealth management products as held-to-maturity securities as it intends to hold these investments until maturity. The investments in wealth management products are valued at carrying value, which approximates the amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in FV below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the excess of the debt security’s amortized cost basis over its FV at the balance sheet date of the reporting period for which the assessment is made.

Advance from Private Placement

In June 2024, pursuant to the Securities Purchase Agreement dated June 11, 2024, by and between the Company and eight investors to purchase (a) 14,907,000 Class A ordinary shares, par value $0.0001 per share, and (b) warrants to purchase up to 14,907,000 Class A ordinary shares (the “Private Placement”), the Company received an advance of $8,200,000 from the investors. The Private Placement was closed on July 29, 2024. In accordance with the Private Placement, the Company issued the Class A ordinary shares at $0.55 per share and the warrants for nominal consideration. The warrants contain a cashless exercise provision and are exercisable immediately upon issuance with a term of two years at $0.55 per share.

Expected Credit Losses

The Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, etc., and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Advances to Suppliers

Advances to suppliers are amounts prepaid to suppliers for purchases of inventories and outsourced software services. In evaluating the recoverability of such advances, the Company mainly considers the age of the balance and the ability of the suppliers to perform the related obligations.

Inventories

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Property, Equipment and Software

Property, equipment and software are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in the statement of operations in the year of disposition. The Company examines the possibility of decreases in the value of property, equipment and software, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Classification	Estimated useful lives
Furniture and office equipment	2-3 years
Computer equipment	2-3 years
Transportation equipment	5 years
Buildings and improvements	5-20 years
Software	3 years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated FV and its book value. The Company did not record any impairment charge during the six months ended June 30, 2024 and 2023.

Revenue Recognition

The Company follows ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “ASC 606”) for its revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In accordance with ASC 606, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied.

The Company generates revenues primarily from three sources: (1) hardware sales, (2) software sales, and (3) tax devices and services. The Company recognizes revenue when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

Hardware sales

Hardware revenues are primarily from the sale of computer and network hardware to end users. The products include computers, printers, internet cables, certain internet servers, cameras and monitors. Sales of hardware have a single performance obligation. The Company recognizes revenue when ownership is transferred to end customers. The Company’s revenue from sales of hardware is reported on a gross basis since the Company is primarily obligated in the transaction, bears inventory and credit risk and has discretion to establish prices.

Software sales

HiTek also makes software sales and focuses on perpetual license sales for a self-developed software Communication Interface System (“CIS”). CIS is based on LINUX, which is a general embedded interface system used by petrochemical and coal companies. The system is used to communicate the RCTX-X module, collect the work diagram, the electricity diagram, the pressure temperature and other measures, and can extract the data and import it to the software of the windows platform to display analysis.

Performance Obligations - Software contracts with customers include multiple performance obligations such as sale of software license, installation of software, operation training service and warranty. The installation and operation training are essential to the functionality of the software which are provided to the clients prior to the acceptance of the software. The Company provides a-year warranty which mainly is for telephone supports. The Company estimates that costs associated with warranty are de minimis to the overall contract. Therefore, the Company does not allocate transaction price.

The Company recognizes revenue from software sales when the software is accepted by the customer.

Tax Devices and Services

Before January 21, 2021, all VAT general taxpayer businesses in China were required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services is determined by the National Development and Reform Commission. From January 21, 2021, new taxpayers can receive electronic tax control Ukey for free from the tax authority. HiTek could provide supporting services to the new taxpayers. From 2023, Xiamen Taxation Bureau implemented the use of electronic invoices to replace the traditional tax control system. Enterprises can use a free electronic invoice platform provided by the tax bureau, which has had a significant impact on the Company’s business.

Performance Obligations - Tax devices and services contracts with customers include multiple performance obligations such as delivery of products, installation and after-sales supporting services, tax control system risk investigation service, and tax invoicing management service, such as training service on issuing electronic invoice, complete tax declaration automatically and back up data online.

Revenue from the sales of GTD devices is recognized when ownership is transferred to end customers. The Company provides after-sales supporting services for tax device and tax invoicing management service, charging the service fee on an annual basis because the service period is usually one year. Revenue from its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company also charges a one-time service charge for each investigation request. Revenue from tax control system risk investigation service is recognized when the services are performed. Revenue is recognized based on each performance obligation’s standalone selling price that is sold separately and charged to customers at contract inception.

The Company’s revenue is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk. The revenue is as follows:

	Six Months Ended June 30,
	2024	2023

Hardware	$747,378	$1,313,059
CIS Software	822,444	775,201
Tax devices and service	263,768	859,855
Total Revenues	$1,833,590	$2,948,115

Contract balances

Prepayments from customers prior to the services being performed are recorded as deferred revenue. Deferred revenue consists of annual service fees for GTD and tax invoicing management service. The Company recognizes the service fees as revenue on a straight-line basis in accordance with the service periods.

Practical expedients and exemptions

The Company generally expenses sales commissions as incurred because the amortization period would have been one year or less.

Deferred Revenue

Deferred revenue consists of the annual service fees for GTD received from customers for which the services have not yet been performed. The Company recognizes the service amount as revenue on a straight-line basis in accordance with the service periods. For the six months ended June 30, 2024 and 2023, the Company recognized revenue of $164,104 and $649,333 respectively, that was included in deferred revenue at the beginning of each period.

Cost of Revenues

Cost of revenues is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which include product packaging and freight-in charges; (iii) third-party royalties for the GTD; and (iv) compensation for employees who handle the products and other costs necessary to provide the services to our customers.

Selling Expenses

Selling expenses consists of shipping and handling costs for products sold and advertising and marketing expenses for promotion of our products.

General and Administrative Expenses

General and administrative expenses consist of salary and welfare for our general administrative and management staff, facilities costs, depreciation and amortization, professional fees, accounting fees, meals and entertainment, utilities, expenses for public offering, and other miscellaneous expenses incurred in connection with general operations. All depreciation and amortization was recorded in general and administrative expenses because fixed assets are mainly for sales and administrative purposes.

Government Subsidies

Subsidies are given by the government to mainly support the Company for the increase in production and social insurance compensation for rural laborers. Subsidies are recognized as government subsidies income in the consolidated statements of operations when received.

Research and Development Expenses

The Company follows FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. FASB ASC 985-20-25 requires research and development (“R&D”) costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. Some judgment and estimation is required to assess when technological feasibility Is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore, R&D costs are generally expensed as incurred.

Income Taxes

The Company is governed by the Income Tax Law of the PRC. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applies ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s CFS. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

Value Added Taxes (“VAT”)

VAT is reported as a deduction of revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable.

Foreign Currency Translation

The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”). The CFS are translated to U.S. dollars using the period end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in its functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The exchange rates as of June 30, 2024 (unaudited) and December 31, 2023 and for the six months ended June 30, 2024 and 2023 (unaudited) are as follows:

	June 30,	December 31,	Six months Ended June 30,
	2024	2023	2024	2023
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	7.2674	7.0971	7.2071	6.9237

Comprehensive Income (Loss)

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income (loss) for the six months ended June 30, 2024 and 2023 consisted of net income and unrealized loss from foreign currency translation adjustment.

Related Parties

A party is considered related to the Company if it directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Leases

The Company follows ASC 842 in accounting for its operating leases. The Company recognizes right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office and warehouse space leases. At the commencement of a lease, the Company recognizes a lease liability for future fixed lease payments and a ROU asset for the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated FV, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

The Company does not record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance on disclosures within its CFS.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its unaudited condensed CFS.

NOTE 3 – INVESTMENTS

Short-term investments consist of trading stock and debt securities, which include mutual funds and wealth management products issued by commercial banks with maturity within one year. Long-term investments consist of wealth management products with maturity over one year. Investments consisted of the following.

	June 30, 2024	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant other unobservable inputs (level 3)
	(Unaudited)
Short-term investments
Trading securities	$4,951,441	$4,951,441	$-	$-
Held-to-maturity debt securities	13,188,004	13,188,004	-	-
Long-term investment
Held-to-maturity debt securities	1,000,000	1,000,000	-	-
Total	$19,139,445	$19,139,445	$-	$-

	December 31, 2023	Quoted prices in active markets (level 1)	Significant other observable inputs (level 2)	Significant other unobservable inputs (level 3)
Short-term investments
Trading securities	$5,837,445	$5,837,445	$-	$-
Held-to-maturity debt securities	3,000,000	3,000,000	-	-
Long-term investment
Held-to-maturity debt securities	1,000,000	1,000,000	-	-
Total	$9,837,445	$9,837,445	$-	$-

Net investment gain (loss) for the six months ended June 30, 2024 and 2023 consists of the following:

	2024	2023
	(Unaudited)	(Unaudited)
(Loss) gain from sales of short-term investments:
Trading securities	$(3,584)	$31,721
Unrealized gain (loss) of short-term investments:
Trading securities	25,305	(15,263)
Held-to-maturity debt securities	166,383	7,950
Unrealized gain of long-term investments:
Held-to-maturity debt securities	40,000	64,438
Net investment gain	$228,104	$88,846

NOTE 4 – ACCOUNTS RECEIVABLE, NET

At June 30, 2024 and December 31, 2023, current accounts receivable, net consisted of the following.

	June 30, 2024	December 31, 2023
	(Unaudited)
Accounts receivable	$2,103,136	$2,279,593
Less: allowance for credit losses	(164,945)	(160,855)
Accounts receivable, net	$1,938,191	2,118,738

The following table describes the movements in the allowance for credit losses during the six months ended June 30, 2024.

	Six months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at December 31,	$160,855	$164,122
Adoption of ASC 326	-	1,787,386
Provision for credit losses	7,925	73,805
Foreign exchange difference	(3,835)	(140,569)
Balance at June 30 (Unaudited)	$164,945	$1,884,744

The Company reviews the outstanding receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

NOTE 5 – ADVANCES TO SUPPLIERS, NET

In 2023, the Company signed a software upgrade and development contract (for internal use) (“Interface System”), which obligated the software company to perform software upgrade and development activities from May to September 2023. As of December 31, 2023, the total contract price was $676,333 to be paid in installments (50% within 5 working days after the signing of this contract, 40% within 5 working days upon launching of the official version, and 10% within 30 working days upon launching of the official version). As of December 31, 2023, the Company paid $338,166. In March, 2024, the Company paid the remaining $338,166. The Interface System as developed is owned by the Company and it is functioning as prescribed. As of June 30, 2024, the Interface System was a part of software under property, plant and equipment.

In March and May, 2024, the Company paid $4,335 and $13,760, respectively, to other suppliers for services. No expected credit losses were recorded on advances to suppliers for the six months ended June 30, 2024 and 2023.

NOTE 6 – INVENTORIES, NET

At June 30, 2024 and December 31, 2023, inventories consisted of the following.

	June 30, 2024	December 31, 2023
	(Unaudited)
Purchased goods	$209,513	$236,739
Less: reserve for obsolete inventories	(16,830)	(17,234)
Total	$192,683	$219,505

Inventories include computer, network hardware, and GTDs. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At June 30, 2024 and December 31, 2023, prepaid expenses and current assets consisted of the following.

	June 30, 2024	December 31, 2023
	(Unaudited)
Interest receivable (1)	$900,646	$171,657
Prepaid expenses (2)	-	24,770
Deposits (3)	1,010,000	-
Other receivables, net (4)	4,048	156,492
Total	$1,914,694	$352,919

(1)	Interest receivable primarily consists of interest from loans to third parties and from investments.
(2)	Prepaid expenses primarily consist of insurance premium, investor relations and lawyer’s fee.
(3)	On March 11, 2024, the Company and Jia Yuanbin, sole shareholder of Viva Champion Limited (“Viva”), executed a letter of intent for a possible acquisition of the 100% equity interest in Viva that is held by Jia Yuanbin (the “LOI”). In accordance with the LOI, the Company paid a refundable deposit of $1,010,000 on April 15, 2024 to HK Jrui Trade Co Limited (“HK Jrui”) as requested by Jia Yuanbin. The purpose of this possible acquisition is to determine the feasibility of investing in the real estate business by acquiring Viva that owns a property located in Hong Kong. As of date of this report, both parties are still in the due diligence phase of the LOI. If the Company decides not to proceed with the LOI, the deposit will be refunded with interest.
(4)	Other receivables primarily consist of reserve funds and social security.

NOTE 8 – LOAN RECEIVABLE

At June 30, 2024 and December 31, 2023, loans receivable consisted of the following.

	June 30, 2024	December 31, 2023
	(Unaudited)
Guangxi Beihengda Mining Co., Ltd. (1)	$5,091,230	$5,213,397
Hongkong Sanyou Petroleum Co., Ltd (2)	1,270,901	2,621,971
Beijing Liansheng Innovation Technology Co., Ltd (3)	275,202	-
Beijing Huizhong Flying Technology Co., Ltd (4)	1,100,806	-
Beijing Zhongzhe Yuantong Technology Co., Ltd (5)	137,600	-
Total loan receivable	7,875,739	7,835,368
Less: current portion	7,875,739	3,608,289
Loan receivable - non current	$-	$4,227,079

(1)	On January 21, 2022, March 28, 2022 and June 14, 2022, the Company made three loans of RMB30,000,000 ($4,128,024), RMB3,000,000 ($412,802) and RMB7,000,000 ($963,206) to a third party, which were restricted for its operating activities, carrying interest at 12%. The RMB30,000,000 loan was extended for one year to January 21, 2025. The RMB7,000,000 loan was extended for one year to June 14, 2025. The RMB3,000,000 loan was repaid in August 2022 with interest of RMB120,000 ($16,512). The change in the carrying value of these outstanding loans from $5,213,379 in 2023 to $5,091,229 in 2024 was due mainly to currency translation. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, these three loans are secured by the Borrower’s coal mining permit issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining right for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for production of 1.306 million cubic meters per year.

(2)	In 2023, the Company provided loans with interest of 1.5% per month to another third party for its operating activities. The loans are secured by their respective pledge contracts using their underlying assets. Such loans mature within nine months from the date of issue, with loan principal, interest, and handling fees to be settled immediately after the maturity date. On August 27, 2024, Hongkong Sanyou Petroleum Co., Ltd repaid $1,270,901.

(3)	On January 17, 2024, the Company provided a loan of RMB2,000,000 ($275,202) with 1.0% per month interest to Beijing Liansheng Innovation Technology Co., Ltd for six months, maturing on July 16, 2024. The loan was restricted for its operating activities. On July 19, 2024, the loan was collected in full.

(4)	In May, 2024, the Company provided a loan of RMB8,000,000 ($1,100,806) with no interest to Beijing Huizhong Flying Technology Co., Ltd for its operating activities. It was due on demand. On August 13, 2024, Beijing Huizhong Flying Technology Co., Ltd repaid RMB8,000,000 ($1,100,806).

(5)	On June 17, 2024, the Company provided a loan of RMB1,000,000 ($137,601) with 1.0% per month interest to Beijing Zhongzhe Yuantong Technology Co., Ltd for six months, maturing on December 31, 2024. The loan was restricted for its operating activities. On August 28, 2024, the loan was collected in full.

Interest income for the six months ended June 30, 2024 and 2023 was $554,700 and $363,224, respectively.

NOTE 9 – NON-CURRENT ADVANCE TO A THIRD PARTY

In 2020, the Company signed a software development contract with a third party software development company to develop a Corporate Full-Service Platform Mobile Application for internal use. The ownership of the final product belongs to the Company and the copyrights will be shared with the software development company. In August 2023, the Company signed a supplemental agreement with an external vendor who took over the software development project. As of June 30, 2024, approximately $401,000 had been advanced to the software development company; and the Company is committed to additional costs under software development contract of approximately $12,000. Due to the free electronic invoice platform provided by the tax bureau in 2023, the customers’ demand is constantly changing. The software development project is expected to be delayed due to the changing demands.

NOTE 10 – PROPERTY, EQUIPMENT AND SOFTWARE, NET

At June 30, 2024 and December 31, 2023, property, equipment and software consisted of the following.

	June 30, 2024	December 31, 2023
	(Unaudited)
Office furniture	$47,625	$51,277
Computer equipment	-	6,371
Transportation equipment	160,961	202,893
Building and improvements	582,417	586,373
Software	1,675,978	1,039,861

Less: accumulated depreciation and amortization	(1,520,626)	(1,483,445)
	$946,354	$403,330

NOTE 11 –TAXES PAYABLE

At June 30, 2024 and December 31, 2023, taxes payable consisted of the following.

	June 30, 2024	December 31, 2023
	(Unaudited)
Value-added tax	$1,251,271	$1,219,713
Corporate tax	473,056	564,372
Other taxes	150,104	133,562
Total	$1,874,431	$1,917,647

NOTE 12 – RELATED PARTY TRANSACTIONS

The following are related party transactions for the six months ended June 30, 2024 and 2023.

	2024	2023
	(Unaudited)	(Unaudited)
Cost of revenues	$-	$8,663
Fengqi (Beijing) Zhineng Technology Co., Ltd (1)	-	8,663

(1)	Mr. Yin is the director and a minority shareholder of Fengqi (Beijing) Zhineng Technology Co., Ltd. The Company purchased from Fengqi (Beijing) Zhineng Technology Co., Ltd. hardware of nil and $8,663 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 13 – LEASES

A summary of supplemental information related to operating leases (unaudited) as of June 30, 2024 is as follows.

	June 30, 2024	December 31, 2023
	(Unaudited)
Operating lease right-of-use assets	$-	$3,309

Operating lease liabilities, current	-	3,309
Total operating lease liabilities	$-	$3,309

	June 30, 2024	December 31, 2023
	(Unaudited)
Weighted-average remaining lease term	-	1.0 year

Weighted-average discount rate	-	4.8%

	June 30, 2024	December 31, 2023
	(Unaudited)
Operating lease cost	-	3,393

Cash paid for operating leases	-	3,167

NOTE 14 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

At June 30, 2024 and December 31, 2023, accrued expenses and other current liabilities consisted of the following.

	June 30, 2024	December 31, 2023
	(Unaudited)
Payroll	$109,451	$130,463
Interest payable	147,370	46,639
Other	81,362	78,029
Total	$338,183	$255,131

NOTE 15 – LOANS PAYABLE

At June 30, 2024 and December 31, 2023, loans payable consisted of the following.

	June 30, 2024	December 31, 2023
	(Unaudited)
Loan payable	$2,545,615	$493,159
Non-current loan payable	-	2,113,539
Total	$2,545,615	$2,606,698

On January 21, March 28 and June 14, 2022, the Company entered into three loans of RMB15,000,000 ($2,064,012), RMB1,500,000 ($206,401) and RMB3,500,000 ($481,603) from a third party, carrying interest at 12%. The RMB15,000,000 loan was extended for one year and will mature on January 21, 2025. The RMB3,500,000 loan was extended for one year and will mature on June 14, 2025. The RMB1,500,000 loan was repaid prior to December 31, 2022. The change in the carrying value of these outstanding loans from $2,606,698 in 2023 to $2,545,615 in 2024 was due mainly to currency translation.

The interest expense for the six months ended June 30, 2024 and 2023 was $154,015 and $160,319. Respectively.

NOTE 16 –ORDINARY SHARES

In April 2023, the Company issued 3,404,685 Ordinary Shares, of which 3,200,000 were in the IPO and 204,685 in over-allotment, at $5 per share with net proceeds of approximately $15.1 million.

On February 5, 2024, the 2024 annual general meeting of shareholders adopted resolutions that the issued 14,392,364 ordinary shares of par value of US$0.0001each are re-designated and re-classified into 6,200,364 Class A ordinary shares of par value US$0.0001each with one vote per share (the “Class A Ordinary Shares”) and 8,192,000 Class B ordinary shares of par value US$0.0001 each with 15 votes per share (the “Class B Ordinary Shares”) on a one for one basis.

NOTE 17 – INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HiTek Hong Kong Limited was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the CFS as HiTek Hong Kong Limited has no assessable profits for the six months ended June 30, 2024 and 2023.

PRC

The Company’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. One of the Company’s subsidiaries located in the Xinjiang Huoerguosi special development zones, Huoerguosi, is currently exempt from corporate income tax in China from January 1, 2017 to December 31, 2021. Since the beginning of 2022, Huoerguosi did not enjoy the above preferential tax policy. State Administration of Taxation and Ministry of Finance issued a notice related to the tax relief policy of the small- scale enterprises in January 2019. According to the notice, from January 1, 2019 to December 31, 2021, if a small profit-making enterprise has annual taxable income less than or equal to RMB 1 million, only 25% of its annual taxable income will be subject to income tax at a reduced rate of 20%; for those with annual taxable income more than RMB 1 million but less than RMB 3 million, 50% of their annual taxable income will be subject to income tax at the reduced rate of 20%. In April 2021, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance issued a notice stating that, from January 1, 2021 to December 31, 2022, for those with annual taxable income less than or equal to RMB 1 million, only 12.5% of its annual taxable income will be subject to income tax at a reduced rate of 20%. In March 2022, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance further issued a notice stating that, from January 1, 2022 to December 31, 2024, for those with annual taxable income more than RMB 1 million but did not exceed RMB 3 million, 25% of their annual taxable income will be subject to income tax at the same reduced rate of 20%. In March 2023, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance issued a notice stating that, from January 1, 2023 to December 31, 2024, for those with annual taxable income less than or equal to RMB 1 million, 25% of their annual taxable income will be subject to income tax at the same reduced rate of 20%.

The Company’s income (loss) before income taxes includes the following for the six months ended June 30.

	2024	2023
	(Unaudited)
Non-PRC operations	$(328,168)	$(270,571)
PRC operations	620,407	1,218,486
Total income before income taxes	$292,239	$947,915

Income tax expense was comprised of the following for the six months ended June 30.

	2024	2023
	(Unaudited)
Current tax expense	$799	$36,221
Deferred tax expense	169,778	289,720
Total income tax expense	$170,577	$325,941

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The cumulative tax effect at the expected rate of 25% of significant items comprising the net deferred tax amount is at June 30, 2024 and December 31, 2023 as follows.

	June 30, 2024	December 31, 2023
	(Unaudited)
Deferred tax assets
Net operating loss	$-	$8,338
Deferred revenue	16,145	39,340
Unbilled cost	403,130	374,357
Unbilled interest expenses	49,571	37,727
Software amortization	272,220	259,965
Allowance for doubtful accounts	12,005	13,459
Inventories obsolescence	-	(6,591)
Unrealized losses on trading securities	1,720	1,761
Accrued Bonus	42,065	43,074
Other	41,118	34,246
Total deferred tax assets	837,974	805,676
Deferred tax liabilities
Unbilled revenue	(2,468,456)	(2,270,234)
Unbilled interest income	(89,339)	(50,369)
Deferred government subsidiary income	-	(41,673)
Unrealized gain on short-term investment	(279)	(285)
Other	(14,841)	(14,336)
Total deferred tax liabilities	(2,572,915)	(2,376,897)
Valuation allowance	-	(32,942)
Net deferred tax liabilities	$(1,734,941)	(1,604,163)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates for the six months ended June 30.

	2024	2023
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25.0%	25.0%
Effect of different tax rates in different jurisdictions	28.1%	7.1%
Permanent difference	4.3%	0.1%
Exemption rendered by local authorities	1.0%	2.2%
Effective tax rate	58.4%	34.4%

Uncertain Tax Positions

The Company had no significant unrecognized uncertain tax positions or unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2024 and December 31, 2023.

NOTE 18 – CONCENTRATIONS

Major Customers

Details of customers which accounted for 10% or more of the Company’s total revenues are as follows.

	Six Months Ended June 30,
	2024		2023
	(Unaudited)		(Unaudited)
Customer A	$397,838	22%	$808,726	27%
Customer B	424,606	23%	407,092	14%
Total	$822,444	45%	$1,215,818	41%

Details of customers which accounted for 10% or more of the Company’s accounts receivable are as follows.

	June 30, 2024		December 31, 2023
	(Unaudited)
Customer A	$3,588,243	60%	$4,615,308	67%
Customer B	1,837,383	31%	1,901,481	28%
Total	$5,425,626	91%	$6,516,789	95%

Major Suppliers

Details of suppliers which accounted for 10% or more of the Company’s purchases are as follows.

	Six Months Ended June 30,
	2024		2023
	(Unaudited)		(Unaudited)
Supplier A	$-	-	$318,777	22%
Supplier B	191,133	29%	-	-
Supplier C	75,810	11%	-	-
Supplier D	-	-	167,867	12%
Supplier E	79,751	12%	-	-
Total	$346,694	52%	$486,644	34%

Details of suppliers which accounted for 10% or more of the Company’s accounts payable are as follows.

	June 30, 2024		December 31, 2023
	(unaudited)
Supplier B	$58,134	10%	$-	-
Supplier F	57,808	10%	59,195	11%
Supplier D	250,609	42%	256,623	47%
Supplier C	84,955	14%	-	-
Total	$451,506	76%	$315,818	58%

NOTE 19 – COMMITMENTS AND CONTINGENCY

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of June 30, 2024, the Company was not aware of any litigation or proceedings against it.

Risks in relation to the VIE structure

It is possible the Company’s operations and businesses through its VIE could be found by PRC authorities to violate PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Company’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company’s VIE arrangements, and as a result the Company’s VIE could become subject to the current restrictions on foreign investment in certain categories of industry. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Company’s operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance.

In addition, it is possible the contracts among WFOE, HiTek and HiTek’s shareholders would not be enforceable in China if PRC government authorities or courts found that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. If the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Company’s CFS. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements WFOE, HiTek and HiTek’s shareholders are approved and in place. Management believes such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized revenue-producing assets. The VIEs also have an assembled workforce, focused primarily on R&D, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIE.

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries of the Company must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Summary information regarding consolidated VIEs and their subsidiaries is as follows.

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Total current assets	$15,216,386	$10,571,775
Total non-current assets	5,209,247	9,641,441
Total Assets	$20,425,633	$20,213,216
Total Liabilities	$10,256,639	$7,073,660

	Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$1,823,568	$2,797,326
Net income	$461,348	$780,309

	Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$4,585,904	$804,161
Net cash used in investing activities	(1,869,143)	(610,768)

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluated of events and transactions for potential recognition or disclosure through the date of this report. The Company is not aware of any material subsequent event other than the item below.

As of July 29, 2024, the Company closed a private placement of (a) 14,907,000 Class A ordinary shares, par value $0.0001 per share, and (b) warrants to purchase up to 14,907,000 Class A ordinary shares (the “Private Placement”) pursuant to the Securities Purchase Agreement dated June 11, 2024, between the Company and the purchasers. The warrants are exercisable upon issuance with a term of two years at $0.55 per share. The warrants also contain a cashless exercise provision. The Company issued the Class A ordinary shares at $0.55 per share and the warrants for nominal consideration. In connection with the Private Placement, the Company collected $8,200,000 from the purchasers in June 2024 to purchase Class A ordinary shares and filed a registration statement on August 22, 2024 to register the resale of the Class A ordinary shares issued and Class A ordinary shares to be issued upon exercise of the warrants.

On September 4, 2024, the Company filed a registration statement on Form F-1 with the Securities and Exchange Commission for offering a minimum of $8,000,000 of Class A ordinary shares, par value $0.0001 per share and a maximum of $20,000,000 of Class A Ordinary Shares of Hitek Global Inc.

NOTE 21- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such rules and concluded they were applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed CFS for the parent company are included herein.

PARENT COMPANY BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash	$6,598,427	$8,236,065
Short-term investments	12,500,000	3,000,000
Intercompany receivables	15,000	15,000
Prepaid expenses and other current assets	1,566,155	204,604
Loan receivable	1,270,901	2,621,971
Total current assets	21,950,483	14,077,640

Non-current assets
Long-term investments	1,000,000	1,000,000
Investments in non-VIE subsidiaries	14,756,053	14,621,943
Total non-current assets	15,756,053	15,621,943
Total Assets	$37,706,536	$29,699,583

Liabilities and Shareholders’ Equity
Current liabilities
Intercompany payable	$1,361,997	$1,361,997
Total current liabilities	1,361,997	1,361,997

Non-current liabilities
Advance from private placement	8,200,000	-
Total non-current liabilities	8,200,000	-

Total Liabilities	9,561,997	1,361,997

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares issued and outstanding as of December 31, 2023.	-	1,439
Class A Ordinary Shares, US$0.0001 par value; 431,808,000 shares authorized, 6,200,364 shares issued and outstanding as of June 30, 2024.	620	-
Class B Ordinary Shares, US$0.0001 par value; 58,192,000 shares authorized, 8,192,000 shares issued and outstanding as of June 30, 2024.	819	-
Additional paid-in capital	16,721,551	16,721,551
Statutory reserve	836,215	836,215
Retained earnings	11,509,410	11,387,748
Accumulated other comprehensive loss	(924,076)	(609,367)
Total Shareholders’ Equity	28,144,539	28,337,586

Total Liabilities and Shareholders’ Equity	$37,706,536	$29,699,583

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Expressed in U.S. Dollars)

	Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Operating expenses:
General and administrative	$770,127	$394,676
Total operating expenses	770,127	394,676

Operating loss	(770,127)	(394,676)

Other income (expense)
Net investment gain	203,675	64,989
Interest income	247,440	60,924
Other expense, net	(8,145)	(615)
Total other income, net	442,970	125,298

Share of income from subsidiaries	448,819	891,352
Income before provision for income taxes	121,662	621,974

Net income	$121,662	$621,974
Comprehensive income
Net income	$121,662	$621,974

Comprehensive income	$121,662	$621,974
Earnings per ordinary share
Basic and diluted	0.01	0.05

Weighted average number of ordinary shares outstanding
Basic and diluted	14,392,364	12,122,574

PARENT COMPANY STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Operating activities:
Net income	$121,662	$621,974
Adjustments to reconcile net income to net cash in operating activities:
Accrued interest income from loans	(147,835)
Net investment gain	(652,494)	(956,341)
Changes in operating assets and liabilities:
Deferred offering cost	-	(130,134)
Prepaid expenses and other current assets	-	(130,735)
Net cash used in operating activities	(678,667)	(595,236)

Investing activities
Loans to third parties	(1,092,453)	(2,986,321)
Prepayment from third-party loans	2,443,523	600,000
Purchases of held-to maturity investments	(9,500,000)	(8,000,000)
Net cash used in investing activities	(8,148,930)	(10,386,321)

Financing activities
Advance from private placement	8,200,000	-
Proceeds from issuance of ordinary shares	-	15,142,902
Net cash provided by financing activities	8,200,000	15,142,902

Net (decrease) increase in cash	(1,637,638)	4,161,345
Cash and equivalents at beginning of period	8,236,065	226,578
Cash and equivalents at end of period	$6,598,427	$4,387,923